UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2004.

                        Commission File Number: 0-30390


                              HILTON RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HILTON RESOURCES LTD
                                           -------------------------------------

Date: OCTOBER 15, 2004                     /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

--------------------------------------------------------------------------------




                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                         (An Exploration Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                              MAY 31, 2004 AND 2003

            (Expressed in Canadian dollars, unless otherwise stated)


--------------------------------------------------------------------------------

AUDITORS' REPORT




To the Shareholders of
Hilton Resources Ltd. (formerly Hilton Petroleum Ltd.)


We have audited the consolidated balance sheet of Hilton Resources Ltd. (formerly Hilton Petroleum Ltd.) as at May 31, 2004 and 2003 and the consolidated statement of operations and deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004 and 2003 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

On  September  24, 2004 we reported  separately  to the  shareholders  of Hilton
Resources Ltd. (formerly Hilton Petroleum Ltd.) on consolidated financial statements as at May 31, 2004 and 2003 and for the years ended May 31, 2004, 2003 and 2002 audited in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States) which included reconciliation to United States generally accepted accounting principles.





                                                /s/ D & H Group
Vancouver, B.C.
September 24, 2004                              CHARTERED ACCOUNTANTS







                                    D&H Group
                          A Partnership of Corporations
               A Member of BHD Association with affiliated offices
                        across Canada and Internationally
            10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1
                 www.dhgroup.ca F (604) 731-9923 T (604)731-5881

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                         (An Exploration Stage Company)
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31
            (Expressed in Canadian dollars, unless otherwise stated)




                                                       2004            2003
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash                                                    528,040         147,108
Amounts receivable                                       30,289          32,285
Prepaid expenses and deposits                             8,959          47,247
                                                   ------------    ------------
                                                        567,288         226,640

CAPITAL ASSETS, net of accumulated
     amortization of $1,976                              19,467               -

UNPROVEN MINERAL INTERESTS (Note 5)                     220,582               -

OTHER ASSETS (Note 6)                                    65,591         184,366
                                                   ------------    ------------
                                                        872,928         411,006
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 16,356          20,238
Debentures (Note 7)                                           -       1,700,457
                                                   ------------    ------------
                                                         16,356       1,720,695
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)                               70,593,713      67,568,135

CONTRIBUTED SURPLUS                                     154,000               -

EQUITY COMPONENT OF DEBENTURES                                -         430,922

DEFICIT                                             (69,891,141)    (69,308,746)
                                                   ------------    ------------
                                                        856,572      (1,309,689)
                                                   ------------    ------------
                                                        872,928         411,006
                                                   ============    ============
NATURE OF OPERATIONS (Note 1)


APPROVED BY THE BOARD

/s/ ANDREW CARTER    , Director
--------------------
/s/ NICK DEMARE      , Director
--------------------



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                         (An Exploration Stage Company)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           FOR THE YEARS ENDED MAY 31
            (Expressed in Canadian dollars, unless otherwise stated)




                                                       2004            2003
                                                         $               $
REVENUES

Petroleum and natural gas sales                               -         127,782
                                                   ------------    ------------
OTHER EXPENSES

Production                                                    -          83,607
General and administrative                              288,058         821,308
Stock-based compensation                                154,000               -
Depreciation, depletion and impairment                    1,976       6,881,119
Research, development and marketing                           -         364,413
                                                   ------------    ------------
                                                        444,034       8,150,447
                                                   ------------    ------------
OPERATING LOSS                                         (444,034)     (8,022,665)
                                                   ------------    ------------
OTHER INCOME (EXPENSES)

Interest and other income                                95,400          57,549
Interest expense on debentures                         (233,761)       (640,548)
Impairment of investment, advances and other                  -        (937,937)
Property investigations                                       -        (246,900)
                                                   ------------    ------------
                                                       (138,361)     (1,767,836)
                                                   ------------    ------------
NET LOSS FOR THE YEAR                                  (582,395)     (9,790,501)
                                                   ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.06)         $(2.17)
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        10,251,463       4,502,312
                                                   ============    ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                         (An Exploration Stage Company)
                       CONSOLIDATED STATEMENTS OF DEFICIT
                           FOR THE YEARS ENDED MAY 31
            (Expressed in Canadian dollars, unless otherwise stated)




                                                       2004            2003
                                                         $               $

DEFICIT - BEGINNING OF YEAR                         (69,308,746)    (57,884,064)

CONVERSION OF DEBENTURES (Note 7(b))                         -       (1,634,181)
                                                   ------------    ------------
                                                    (69,308,746)    (59,518,245)

NET LOSS FOR THE YEAR                                  (582,395)     (9,790,501)
                                                   ------------    ------------
DEFICIT - END OF YEAR                               (69,891,141)    (69,308,746)
                                                   ============    ============




              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                         (An Exploration Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEARS ENDED MAY 31
            (Expressed in Canadian dollars, unless otherwise stated)



                                                       2004            2003
                                                         $               $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                  (582,395)     (9,790,501)

Adjustment for items not involving cash
     Depreciation, depletion and impairment               1,976       6,881,119
     Amortization of deferred financing charges          26,200          44,641
     Accretion of liability component of debentures      92,139         156,183
     Stock-based compensation                           154,000               -
     Impairment of investment, advances and other         5,516         937,937
     Interest expense settled through issuance
          of shares                                      65,371          42,221
     Gain on sale of investment                          (2,645)              -
     Unrealized foreign exchange                        (44,506)         52,266
                                                   ------------    ------------
                                                       (284,344)     (1,676,134)

Decrease in amounts receivable                            1,996           8,585
Decrease in prepaid expenses and deposits                38,288          134,793
Decrease in accounts payable and accrued
     liabilities                                         (3,882)       (116,120)
                                                   ------------    ------------
                                                       (247,942)     (1,648,876)
                                                   ------------    ------------

FINANCING ACTIVITY

Issuance of common shares, net of issue costs           918,275               -
                                                   ------------    ------------
INVESTING ACTIVITIES

Drilling advances                                       (57,221)              -
Expenditures on capital assets                          (21,443)              -
Expenditures on unproven mineral interests             (220,582)              -
Petroleum and natural gas interests expenditures              -        (655,786)
Proceeds from sale of petroleum and natural gas
     interests                                                -         152,520
Investment and advances                                       -          32,408
Proceeds from sale of investment                          9,845               -
                                                   ------------    ------------
                                                       (289,401)       (470,858)
                                                   ------------    ------------

INCREASE (DECREASE) IN CASH FOR THE YEAR                380,932      (2,119,734)

CASH - BEGINNING OF YEAR                                147,108       2,266,842
                                                   ------------    ------------
CASH - END OF YEAR                                      528,040         147,108
                                                   ============    ============


Supplementary disclosure with respect to the consolidated statements of cash flows (Note 13).


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)


1.       NAME CHANGE AND NATURE OF OPERATIONS

         The Company had previously been engaged in the acquisition, exploration for and development of crude oil and natural gas properties in the United States and in the research, development and marketing of proprietary software programs. During the 2003 fiscal year the Company recorded an impairment charge of $1,547,438 with respect to its then ongoing exploration of its petroleum interests. In addition, effective November 30, 2002, the Company also recorded a further charge of $5,333,681, representing its remaining net interest in Hilton Petroleum Inc. and STB Energy Inc., two wholly-owned subsidiaries which held the Company's petroleum interests. The Company also ceased the funding of its proprietary software activities in the 2003 fiscal year.

         On March 2, 2004, the Company changed its name from Hilton Petroleum Ltd. to Hilton Resources Ltd.

         The Company is in the process of exploring its unproven mineral interests in Mexico. The Company presently has no proven or probable reserves  and on the  basis  of  information  to  date,  it has not yet determined whether these mineral interests contain economically recoverable ore reserves. Consequently the Company considers itself to have become an exploration stage company on June 1, 2003. The amounts shown as unproven mineral interests and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral interests and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

         As at May 31, 2004, the Company had working capital of $550,932. The Company will require additional equity financing to pursue the exploration of its unproven mineral interests and meet ongoing corporate overhead requirements. The Company expects to generate the necessary resources for the 2005 fiscal year through a combination of the sale of equity securities through private placements and the exercises of warrants and stock options. No assurances can be given, however, that the Company will be able to obtain sufficient additional resources. If the Company is unsuccessful in generating anticipated resources from one or more of the anticipated sources and is unable to replace any shortfall with resources from another source, the Company may be able to extend the period for which available funds would be adequate by joint venturing or selling its unproven mineral interests and otherwise scaling back operations. If the Company were unable to generate the required unproven mineral interests, its ability to meet its obligations and to continue its operations would be adversely affected.

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)


2.       CHANGE IN ACCOUNTING POLICY

         Effective June 1, 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees and directors, as recommended by Section 3870 Stock-Based Compensation and Other Stock Based Payments of the Canadian Institute of Chartered Accountants' Handbook ("CICA 3870"). CICA 3870 provides alternative methods of transition for the adoption of the fair value method and, as permitted, the Company has elected prospective application, which allows the fair value method to be applied to stock options granted or modified on or after June 1, 2003 to employees and directors.

         The fair value of stock options is determined using the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected lives of the options.

         For stock options granted to other than employees and directors, the Company continues to apply the fair value method.

         There were no stock options granted during the 2003 fiscal year.


3.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian GAAP which necessarily involves the use of estimates. The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

         The consolidated financial statements for the 2003 fiscal year included the accounts of the Company and its wholly-owned subsidiaries. Effective May 31, 2004, the Board of Directors of the Company determined to abandon all of its subsidiaries and, accordingly, as of this date, the Company no longer accounts for the activities of these subsidiaries. See also Note 1.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates.

         UNPROVEN MINERAL INTERESTS

         Unproven mineral interests costs and exploration, development and field support costs directly relating to mineral interests are deferred until the interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the mineral interest is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific mineral interest are expensed as incurred.

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         On a periodic basis, management reviews the carrying values of deferred unproven mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

         Although the Company has taken steps to verify title to mineral interests in which it has an interest, according to the usual industry standards for the stage of exploration of such mineral interests, these procedures do not guarantee the Company's title. Such mineral interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of mineral interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interest costs or recoveries when the payments are made or received.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As at May 31, 2004, the Company does not have any asset retirement obligations.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

         INVESTMENTS

         Long-term investments are accounted for using the cost method.

         TRANSLATION OF FOREIGN CURRENCIES

         Monetary items are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)


3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         CAPITAL ASSETS

         Capital assets, which is comprised of vehicles and equipment, are recorded at cost less accumulated depreciation calculated using the declining balance method at a rate of 30%.

         INCOME TAXES

         Income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         EARNINGS (LOSS) PER SHARE

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.


4.       CHANGE IN REPORTING CURRENCY

         For the 2004 fiscal year, on a retroactive basis, the Company changed its reporting currency from United States dollars to Canadian dollars. All assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rate for the year.

         The reporting currency was changed from United States dollars to Canadian dollars as the majority of the Company's transactions during the 2004 fiscal year were denominated in Canadian dollars.

         The figures for the 2003 fiscal year as reported in Canadian dollars versus United States dollars include a net loss for the year of $9,790,501 versus US $6,454,088 and a deficit as at May 31, 2003, of $69,308,746 versus US $48,319,925.

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)


5.       UNPROVEN MINERAL INTERESTS

                                    ACQUISITION     EXPLORATION
                                       COSTS           COSTS            TOTAL
                                         $               $                $

         El Nayar Project               103,971         116,611         220,582
                                   ============    ============    ============

         On October 1, 2003, the Company entered into an option agreement, with a Mexican private corporation which is at arm's length to the Company, whereby the Company can acquire up to a 100% interest in five unproven mineral concessions (the "El Nayar Project") in Mexico, covering approximately 6,766 hectares.

         The Company may earn an initial 60% interest, upon TSX approval ("Approval Date"), in consideration of making option payments to the optionor totaling US $50,000 (paid) and the issuances of a total of 1.1 million common shares and funding US $1 million of expenditures, on the following basis:

                                                       SHARE       EXPENDITURES
         DATE                                        ISSUANCES          US $

         Approval Date                                  100,000               -
         Four months after Approval Date                      -          40,000
         One year after Approval Date                   200,000         250,000
         Eighteen months after Approval Date                  -         710,000
         Two years after Approval Date                  300,000               -
         Three years after Approval Date                500,000               -
                                                   ------------    ------------
                                                      1,100,000       1,000,000
                                                   ============    ============

         The Company has paid $19,741 (US $15,000) of underlying option payments and $18,966 land holding costs required of the optionor. The Company has also agreed to pay land holding costs totaling approximately
         $137,428. Future option payments to the concession holders are as follows:

                                                                        US $
         June 2004                                                       30,000
         December 2004                                                   35,000
         June 2005                                                       40,000
         December 2005                                                   45,000
         June 2006                                                       50,000
         December 2006                                                   85,000
                                                                   ------------
                                                                        285,000
                                                                   ============

         These option payments and land holding costs will be included as part of the expenditure commitment for the Company's earn-in.

         Upon having earned the initial 60% interest, the Company may purchase the remaining 40% interest in the El Nayar Project by payment in cash or issuances of common shares for an amount to be determined based on the net present value of the El Nayar Project.

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)


5.       UNPROVEN MINERAL INTERESTS (continued)

         Exploration costs incurred during the 2004 fiscal year on the El Nayar Project are as follows:

                                                                          $

         Assays                                                           4,343
         Geological                                                      87,529
         Other                                                           14,090
         Travel                                                          10,649
                                                                   ------------
                                                                        116,611
                                                                   ============


6.       OTHER ASSETS

                                                       2004            2003
                                                         $               $

         Investment                                       8,370          21,086
         Drilling advance                                57,221               -
         Loan to former officer                               -         137,080
         Deferred financing charges                           -          26,200
                                                   ------------    ------------
                                                         65,591         184,366
                                                   ============    ============

         (a) As at May 31, 2003, the Company held 234,286 common shares of Halo Resources Ltd. ("Halo") (formerly Trimark Resources Ltd.), a publicly traded company with common officers and directors. During the 2004 fiscal year the Company sold 80,000 shares for $9,845, realizing a gain of $2,645. The Company also disposed of 61,286 shares as part of its recovery of amounts receivable, as described in Note 9(b). As at May 31, 2004 the Company held 93,000 shares of Halo with a quoted market value of $67,890.

         (b) During the 2004 fiscal year, the loan to the former Chairman of the Company was retired against the maturity of the US $100,000 principal of the Series A 10% Debenture which was held by the former Chairman. Interest income of $8,742 was received (2003 - $15,252) during the 2004 fiscal year. See also Note 7(a).


7.       DEBENTURES

                                                       2004            2003
                                                         $               $

         10% Debentures                                       -       1,700,457
                                                   ============    ============

         (a) On their maturity on January 24, 2004, the Company retired US $770,000 Series A and $600,000 Series B principal of the 10% Debentures and $22,752 of accrued interest outstanding, through the issuance of 6,322,149 common shares of the Company. The Company retired the remaining US $100,000 Series A 10% Debentures owing to the former Chairman of the Company as described in Note 6(b). During the 2004 fiscal year, the Company paid $46,557 cash and issued 552,060 common shares for $89,176 interest in addition to the shares which were issued on maturity.

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)


7. DEBENTURES (continued)

         (b) During the 2003 fiscal year, in order to induce early conversion of the debentures, the Company offered to pay interest to December 31, 2002, on all debentures which were converted by June 30, 2002, and to also reduce the conversion price of the debentures to $5.00 per share. In June 2002, holders of $2,887,252 of the 10% Debentures and all of the 9% Debentures elected to convert and the Company issued 876,150 common shares and paid $252,621 of bonus interest. The bonus interest was recorded as part of interest expense on long-term debt. In addition, Canadian GAAP require a non-cash calculation be made of the inducement resulting from reducing the conversion price. Accordingly, $1,634,181 was recorded in the 2003 fiscal year as a credit to share capital with an offsetting charge to deficit.


8.       SHARE CAPITAL


         Authorized:  Unlimited common shares without par value
         Issued:

                                                               2004                             2003
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of year                   4,876,921      67,568,135       3,657,516      61,315,533
                                                   ------------    ------------    ------------    ------------
         Issued during the year

         For cash
              Private placements                      6,130,000         865,750               -               -
              Exercise of warrants                      490,000          68,600               -               -

         Retirement of debentures                     6,233,843       2,041,932               -               -
         Conversion on debentures                             -               -         876,150       6,210,381
         Debenture interest                             640,366          65,371         343,255          42,221
         Finders fee                                    166,225          16,623               -               -
                                                   ------------    ------------    ------------    -------------
                                                     13,660,434       3,058,276       1,219,405       6,252,602
         Less:  share issue costs                             -         (32,698)              -               -
                                                   ------------    ------------    ------------    -------------
                                                     13,660,434       3,025,578       1,219,405       6,252,602
                                                   ------------    ------------    ------------    -------------
         Balance, end of year                        18,537,355      70,593,713       4,876,921      67,568,135
                                                   ============    ============    ============    =============

         (a) During the 2004 fiscal year, the Company completed the following private placements:

                  i) 4,030,000 units at $0.10 per unit, for gross proceeds of $403,000. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.14 per share on or before November 25, 2005. The Company issued 100,000 units, on the same terms as the private placement units, and 66,225 common shares in consideration of $16,623 of finders' fees and incurred $8,330 of costs associated with the private placement;

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)


8.       SHARE CAPITAL (continued)

                  ii) 675,000 units at $0.20 per unit, for gross proceeds of $135,000. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.26 per share on or before February 19, 2005. The Company incurred $7,745 of costs associated with the private placement. Certain directors, officers and a private company controlled by a director purchased 450,000 units; and

                  iii) 1,425,000 units at $0.23 per unit, for proceeds of $327,750. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share for a period of two years at $0.31 per share on or before March 4, 2006.

         (b) A summary of the Company's outstanding stock options at May 31, 2004 and 2003, and the changes for the years ending on those dates is presented below:

                                                               2004                            2003
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                      NUMBER          AVERAGE         NUMBER          AVERAGE
                                                    OF OPTIONS       EXERCISE       OF OPTIONS       EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                                         $                               $

                  Balance, beginning of year            186,200        11.38            186,825        13.60
                  Granted                               700,000         0.25                  -            -
                  Cancelled/expired                    (186,200)       11.38               (625)       27.00
                                                   ------------                    ------------
                  Balance, end of year                  700,000         0.25            186,200        11.38
                                                   ============                    ============

                  The following table summarizes information about the stock options outstanding and exercisable at May 31, 2004.


                   NUMBER           EXERCISE PRICE             EXPIRY DATE
                                          $

                  700,000                0.25                  February 18, 2007
                  =======                ====

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:

                  Risk-free interest rate                     2.54%
                  Estimated volatility                         140%
                  Expected life                             1.5 years

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.22 per share.

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)


8.       SHARE CAPITAL (continued)

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         (c) As at May 31, 2004, the Company had outstanding warrants issued pursuant to private placements, which may be exercised to purchase 5,823,650 shares. The warrants expire at various times until 2006 and may be exercised at prices ranging from $0.14 per share to $18.80 per share.

                  Details of warrants outstanding are as follows:

                                                                       NUMBER
                                                                    OF WARRANTS

                  Balance, beginning of year                            340,025
                  Issued pursuant to private placements               6,230,000
                  Exercised                                            (490,000)
                  Expired                                              (256,375)
                                                                   -------------
                  Balance, end of year                                5,823,650
                                                                   =============

         (d)      See also Notes 7 and 14.


9.       RELATED PARTY TRANSACTIONS

         (a) During the 2004 fiscal year, the Company incurred $110,066 (2003 - $321,300) for accounting, management, professional and consulting services provided by current and former directors and officers of the Company.

         (b) During the 2003 fiscal year, the Company wrote-off $346,109 of loans receivable from Halo. During the 2004 fiscal year, the Company negotiated a settlement with Halo and third parties in which it relinquished 61,286 shares of Halo and received $78,120 from Halo, resulting in a recovery of $72,604, which was included as part of interest and other income.

         (c)      See also Note 8.


10.      INCOME TAXES

         As at May 31, 2004, the Company has accumulated non-capital losses for Canadian income tax purposes of approximately $7 million, expiring from 2005 to 2014, which are available for application against future taxable income, the related benefits of which have not been recognized in these financial statements.

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)


11.      SEGMENTED INFORMATION

         During the 2004 fiscal year, the Company operated in one industry segment, the exploration of unproven mineral interests in Mexico. During the 2003 fiscal year, the Company operated in two industry segments, the exploration for, and the development and production of petroleum and natural gas and the research, development and marketing of proprietary software programs. See Note 1. Identifiable assets, revenues and net loss in each of these industry segments are as follows:

                                   --------------------------------------------
                                                       2004
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $              $                $

         Mineral operations (Mexico)    293,529               -               -
         Corporate (Canada)             579,399          95,400        (582,395)
                                   ------------    ------------    ------------
                                        872,928          95,400        (582,395)
                                   ============    ============    ============

                                   --------------------------------------------
                                                       2003
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $              $                $

         Petroleum and natural gas
             operations (USA)                 -         127,782      (6,241,012)
         Software (Canada)                    -           1,441        (771,487)
         Corporate (Canada)             411,006          56,108      (2,778,002)
                                   ------------    ------------    ------------
                                        411,006         185,331      (9,790,501)
                                   ============    ============    ============


12.      FINANCIAL INSTRUMENTS

         The fair value of financial instruments at May 31, 2004 and 2003, was estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to May 31, 2004, may differ significantly from that presented.

         Fair Value of Other Financial Instruments

         Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable and accounts payable and accrued liabilities. The quoted market value of investments at May 31, 2004 was $67,890.

                              HILTON RESOURCES LTD.
                        (formerly Hilton Petroleum Ltd.)
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2004 AND 2003
            (Expressed in Canadian dollars, unless otherwise stated)

13.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash operating, investing and financing activities were conducted by the Company as follows:

                                                                                       2004            2003
                                                                                         $               $

         Operating activities

              Reversal of accounts payable and accrued liabilities                            -      (1,316,203)
                                                                                   ============    ============

         Financing activities

              Decrease in liability component of debentures on conversion                     -         332,228
              Decrease in equity component of debentures on conversion                 (430,922)       (642,273)
              Decrease in deferred financing charges on conversion                            -         114,597
              Capital distribution on early conversion of debentures                          -      (1,634,181)
              Issuance of common shares for capital distribution                              -       1,829,629
              Issuance of common shares on conversion of debentures                           -       4,380,752
              Conversion of debentures                                                        -      (4,380,752)
              Issuance of common shares on retirement of debentures                   2,041,932               -
              Retirement of debentures                                               (1,748,090)              -
              Issuance of common shares for finder's fees                                16,623               -
              Share issue costs                                                         (16,623)              -
                                                                                   ------------    ------------
                                                                                       (137,080)              -
                                                                                   ============    ============

         Investing activities

              Retirement of loan                                                        137,080               -
              Reversal of petroleum and natural gas interests expenditures                    -       1,316,203
                                                                                   ------------    ------------
                                                                                        137,080       1,316,203
                                                                                   ============    ============

         Other supplementary cash flow information:

                                                        2004           2003
                                                         $               $

         Interest paid in cash                           46,557         395,362
                                                   ============    ============

         Income taxes paid in cash                            -               -
                                                   ============    ============


14.      SUBSEQUENT EVENT

         Subsequent to May 31, 2004, the Company granted options to its directors, employees and consultants to purchase 400,000 shares of the Company at a price of $0.10 per share, expiring September 3, 2007.

                              HILTON RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                         FOR THE YEAR ENDED MAY 31, 2004


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at October 8, 2004 and should be read in conjunction with the audited consolidated financial statements and the accompanying notes for the years ended May 31, 2004 and 2003 of Hilton Resources Ltd. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

Since inception the Company has primarily been engaged in the mineral resource and petroleum and natural gas industries. Most recently it had been engaged in the acquisition, exploration for and development of crude oil and natural gas interests in the United states and in the research, development and marketing of proprietary software programs. In 2003, the Company reorganized its corporate structure and business objectives. The Company is currently a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral interests located in Mexico. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its mineral interests. The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan and Yukon. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "HPM" and on the OTCBB under the symbol "HPMPF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS

El Nayar Project, Mexico

On January 26, 2004, the Company received a qualifying technical report in support of its option agreement. The report has been filed with the TSXV. The Company received conditional approval and commenced with the first phase $50,000 sampling and data compilation program of the underground workings between the La Castellana and San Buenaventura adits. On April 13, 2004, the Company announced the assay results for the first 20 channel samples taken on the El Nayar project. On May 11, 2004, the Company received results from the second batch of 28 channel samples. The samples were taken from the newly discovered El Norte vein system of breccias, stockworks and quartz veins over a horizontal strike length of 150 meters; the vein has been mapped over a total horizontal distance of 390 meters and over a vertical height of 200 plus meters.

Access-road construction, commenced in September 2004. On the north side of the El Norte vein a drill road has advanced approximately 800 metres in zig-zag fashion up the slope and is now about halfway to the top of the ridge. The same road, at lower elevation, exposed a new vein which has subsequently been located at other points. Two samples, each over a 1.5 m width, gave assays of (a) 0.24 g/t Au with 68 g/t Ag and (b) 0.90 g/t Au with 235 g/t Ag. The character of the mineralization resembles that of the El Norte vein. The road will be continued to the summit of the ridge, providing access to drill pads for a diamond drilling program.

Sampling of the underground workings and surface outcrops of the historic La Castellana vein has been substantially advanced. Completion of the sampling programs on the La Castellana and El Norte veins will allow more effort to be directed at advancing geological understanding of the property and a systematic search for other mineralized structures. The discovery of a new vein during road building is encouraging, and further discoveries are anticipated.

The El Nayer claim group contains 6,835 hectares overlying a sequence of volcanic units that host epithermal silver and gold mineralization. All the areas of known mineralization, and the newly discovered El Norte vein system, are located well within the limits of mining exploration concessions in which the Company has the option to acquire a 100% interest.

Dr. James W. Stewart, Ph.D., P.Geo., has been engaged as the Company's Qualified Person (QP) on the El Nayar Project and will serve on the Company's advisory board. Dr. Stewart has an extensive background in exploration and development of mineral resources in Canada, U.S.A. and throughout Latin America. Dr. Stewart has worked for Anglo- American, BP Mining and Newmont. Since taking early retirement from Newmont he is consulting for a number of Canadian, Australian and American companies. Eskay Creek and Veladero (Argentina) are among the better-known deposits with which Dr. Stewart has been associated in recent years.

SELECTED FINANCIAL DATA

The consolidated financial statements for the 2004, 2003 and 2002 fiscal years included the accounts of the Company and its wholly-owned subsidiaries. Effective May 31, 2004, the Board of Directors of the Company determined to abandon all of its subsidiaries and, accordingly, as of this date, the Company no longer accounts for the activities of these subsidiaries.

For the 2004 fiscal year, on a retroactive basis, the Company changed its reporting currency from United States dollars to Canadian dollars. All assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rate for the year.

The reporting currency was changed from United States dollars to Canadian dollars as the majority of the Company's transactions during the 2004 fiscal year were denominated in Canadian dollars.

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

                                   --------------------------------------------
                                                YEARS ENDED MAY 31,
                                   --------------------------------------------
                                       2004            2003            2002
                                         $               $               $

OPERATIONS:

Revenues                                      -         127,782         361,665
Income (loss)                          (582,395)     (1,767,836     (42,414,241)
Basic and diluted income (loss)
     per share                            (0.06)          (2.17)          (1.16)
Dividends per share                           -               -               -

BALANCE SHEET:

Working capital                         550,932      (1,494,055)      1,058,516
Total assets                            872,928         411,006      11,665,508
Total long-term liabilities                   -               -       5,708,283

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

                      -----------------------------------------------------   -----------------------------------------------------
                                            FISCAL 2004                                             FISCAL 2003
                      -----------------------------------------------------   -----------------------------------------------------
                         MAY 31       FEB. 29       NOV. 30       AUG. 31        MAY 31       FEB. 28       NOV. 30       AUG. 31
                           $             $             $             $             $             $             $             $
                      -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------

OPERATIONS:

Revenues                        -             -             -             -             -             -        71,016        56,766

Net income (loss)          67,994      (345,252)     (146,258)     (158,879)   (1,029,460)     (268,147)   (6,115,692)   (2,377,202)

Basic and diluted
   income (loss)
   per share                 0.01         (0.03)        (0.03)        (0.03)        (0.23)        (0.06)        (1.35)        (0.51)

Dividends per share             -             -             -             -             -             -             -             -

BALANCE SHEET:

Working capital
   (deficiency)           550,932       647,522    (1,293,783)   (1,441,922)   (1,494,055)   (1,406,378)      231,635      (649,747)

Total assets              872,928       860,895       636,002       323,023       411,006     1,393,384     1,742,649     9,326,929

Total long-term
   liabilities                  -         -          -         -          -            -              -     1,796,049     1,753,539

                      -----------------------------------------------------   -----------------------------------------------------

RESULTS OF OPERATIONS

During fiscal 2004 the Company recorded a loss of $582,395 ($0.06 per share) compared to a loss of $9,790,501 ($2.17 per share) for fiscal 2003. A significant portion of the loss for fiscal 2003 is attributed to the depreciation, depletion and impairment charge of $6,881,119 relating to the abandonment of the Company petroleum and natural gas interests in November 2002.

General and administrative costs decreased by $509,458, from $821,308 in fiscal 2003 to $311,850 in fiscal 2004 due mainly to the impact of reduced operations, abandonment of petroleum and proprietary software program activities in fiscal 2003. General and administrative costs in fiscal 2004 reflects the Company's current operating levels. Specific expenses of note during fiscal 2004 and 2003 are as follows:

         i) during fiscal 2004, the Company incurred accounting and administrative fees of $70,840 ( 2003 -$ 108,475) provided by a private company controlled by the current President of the Company;

         ii) during fiscal 2004, the Company incurred management fees of $9,466 (2003 - $ 128,117) provided by the former President of the Company; and

         iii) during fiscal 2003, the Company incurred costs of $364,413 for research, development and marketing in the proprietary software programs. In addition general and administrative costs of $226,193 was recorded for the proprietary software program activities, mainly in salaries and benefits. The Company abandoned this business segment in May 2003.

During fiscal 2004, the Company sold marketable securities for $9,845, resulting in a gain of $2,645. In addition, the Company recovered $23,792 for costs previously incurred. These costs have been recorded as a cost recovery in general and administrative.

During fiscal 2004, the Company recorded a non-cash charge of $154,000 attributed to the granting of 700,000 stock options to employees, directors and consultants. No stock options were granted in fiscal 2003.

Interest expense on debentures decreased by $406,787, from $640,548 in fiscal 2003 to $233,761 in fiscal 2004, reflecting the retirement of $2,041,932 debentures and accrued interest outstanding of $22,752 through the issuance of 6,322,139 common shares. In addition, interest expense in fiscal 2003 included $252,621 of bonus interest paid to debenture holders who converted their debentures into common shares in fiscal 2003.

During fiscal 2003, the Company recorded $937,937 for the impairment of investments, advances and receivables due from related and other companies. During fiscal 2004, the Company recovered $72,604, which was included as part of interest and other income. The Company also incurred $159,708 of due diligence costs in fiscal 2003 for property investigations conducted on possible acquisitions of mineral properties in China and Mongolia. These costs were expensed in 2003.

During fiscal 2004, the Company completed private placements totalling 6,130,000 units for gross cash proceeds of $865,700. The Company also received a further $68,600 on the issuances of 490,000 shares on the exercise of warrants. During fiscal 2004, the Company successfully negotiated the retirement of $6,252,482 of debentures and $65,371 of accrued interest by issuing 6,874,209 shares.

During fiscal 2004, the Company spent $103,971 relating to acquisition costs and $116,611 for exploration expenditures on the El Nayar Project. An additional $21,443 was spent on trucks and equipment for El Nayar.

FINANCIAL CONDITION / CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As of May 31, 2004, the Company had a working capital of $550,932. However, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. If needed, the Company would be required to conduct additional financings, however, there is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured or relinquish certain of its properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Notes 2 and 3 to the May 31, 2004 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

Effective June 1, 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees and directors, as recommended by Section 3870 Stock-Based Compensation and Other Stock Based Payments of the Canadian Institute of Chartered Accountants' Handbook ("CICA 3870"). CICA 3870 provides alternative methods of transition for the adoption of the fair value method and, as permitted, the Company has elected prospective application, which allows the fair value method to be applied to stock options granted, modified or settled on or after June 1, 2003 to employees and directors.

TRANSACTIONS WITH RELATED PARTIES

During fiscal 2004, the Company:

         i)       incurred   $110,066   (2003  -   $321,300)   for   accounting,
                  management, professional and consulting services provided by current and former directors and officers of the Company;

         ii) conducted a private placement of 675,000 units in which certain officers and directors of the Company purchased 450,000 units for $90,000; and

         iii) retired a US $100,000 debenture owing to a Company owned by the former Chairman of the Board, by offsetting against a US $100,000 relocation loan owing by the former Chairman of the Board.

During fiscal 2003, the Company wrote-off $346,109 of loans receivable from Halo Resources Ltd. ("Halo"). During fiscal 2004, the Company negotiated a settlement in which it relinquished 61,286 shares of Halo and received $78,120 from Halo, resulting in a recovery of $72,604, which was included as part of interest and other income.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's mineral properties are located in Mexico and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

Effective December 1, 2003, the Company resumed its investor relations arrangement with Eland Jennings Inc. ("Eland Jennings"), at a rate of $3,000 per month. During fiscal 2004, the Company paid $18,000 to Eland Jennings. The Company maintains a web site at www.hiltonresourcesltd.com .

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at May 31, 2004, there were 18,537,355 issued and outstanding common shares compared to 4,876,921 issued and outstanding common shares at May 31, 2003. The increase reflects the success of the Company in raising new equity through private placement financings and the exercise of warrants. The Company also issued shares for finders fees, retirement of debentures and debenture interest. As at May 31, 2004, there were 700,000 stock options outstanding and exercisable at an exercise price of $0.25 per share. In addition, there were 5,823,650 warrants outstanding with exercise prices ranging from $0.14 and $18.80 per share. In September 2004, the Company granted stock options to purchase 400,000 common shares at a price of $0.10 per share.

                                 FORM 52-109FT1

            CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD




I, NICK DEMARE, CHIEF EXECUTIVE OFFICER of HILTON RESOURCES LTD., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of Hilton Resources Ltd. for the year ending May 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.


Date:    October 12, 2004


         /s/ Nick DeMare
         -----------------------
         Nick DeMare
         Chief Executive Officer

                                 FORM 52-109FT1

            CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD



I, NICK DEMARE, Presdient of HILTON RESOURCES LTD. and performing similar functions to that of a CHIEF FINANCIAL OFFICER, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of HILTON RESOURCES LTD. for the year ending May 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.


Date:    October 12, 2004


         /s/ Nick DeMare
         -----------------------
         Nick DeMare
         Acting Chief Financial Officer